UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

Date of Report:  January 17, 2001

TRADER.COM N.V.
(Exact name of registrant as specified in its charter)
The Netherlands
(State or other jurisdiction of incorporation)
0-30676 (Commission File Number)
Not Applicable
(IRS Employer Identification No.)

Parnassustoren, Locatellikade 1
1076 AZ Amsterdam, The Netherlands
011-31-20-575-5600
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ X ]            Form 40-F  [   ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes        [    ]           No              [ X ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.



TRADER.COM N.V.
FORM 6-K
TRADER.COM N.V., a corporation incorporated under the laws of The Netherlands
("Trader.com"), issued a press release dated
January 17, 2001 announcing John H. MacBain, its President and CEO, has voluntary decided to forgo all compensation for the years 2001 and 2002.
The press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein:
Any statements contained in the press release of Trader.com that are not historical facts are forward-looking statements. In particular, statements using the words "will," "will likely result,"
"are expected to," "will continue," "is anticipated,"
"estimates," "guidance," "outlook," "plans," "expects,
" "believes," "anticipates," or like terms or similar expressions, including statements regarding the adequacy of our cash flows, expected cash flows, expected future financial targets, EBITDA savings and margins, revenue growth and draw downs under our credit facility are by their nature predictions based upon current plans, expectations, estimates, and assumptions. Such statements are not promises or guarantees, and are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements.
Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Trader.com may be reviewed in Trader.com's public filing on Form F-1 and the 1999 Annual Report on Form 20-F. These documents are publicly on file with the U.S. Securities and Exchange Commission.

EXHIBITS
Exhibit No.	Exhibit
99.1	Press Release, dated January 17, 2001






SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	TRADER.COM N.V.
	(Registrant)


	FRANCOIS JALLOT

	By:

	Name:  Mr. Francois Jallot
	Title:    CFO





Date : January 17, 2001








EXHIBIT INDEX
Exhibit No.	Exhibit
99.1	Press Release, dated January 17, 2001